Exhibit 4.7
2012 LONG TERM INCENTIVE PLAN

The 2012 performance based incentive programme (the “Plan”) is proposed to in total include approximately 100 senior executives and other key employees within the MTG Group. The participants in the Plan are required to own shares in MTG. These investment shares can either be shares already held or shares purchased on the market in connection with the notification to participate in the Plan. Thereafter the participants will be granted, free of charge, retention rights, and in certain cases, performance rights and stock options. The proposed Plan has the same structure as the plan that was adopted at the 2011 Annual General Meeting.

If delivery of shares under the Plan cannot be accomplished at reasonable costs and with reasonable administrative efforts, the participants may instead be offered a cash-based settlement

Personal investment
In order to participate in the Plan, the employees must own shares in MTG. These shares can either be shares already held or shares purchased on the market in connection with the notification to participate in the Plan. The maximum number of shares which the employee may invest in under the Plan will correspond to a value of approximately 4 – 8 per cent of the employee’s annual base salary.
For each share invested under the Plan, the participants will be granted retention rights, and in certain cases, performance rights and stock options by the Company.

General terms
Subject to fulfillment of certain retention and performance based conditions during the period 1 April 2012 – 31 March 2015 (the “Measurement Period”), the participant maintaining the invested shares during the vesting period ending at the release of the interim report for the period January – March 2015 and maintaining, with certain exceptions, employment within the MTG Group at the release of MTG’s interim report for the period January – March 2015, each retention right and performance right will entitle the participant to receive one Class B share free of charge and each performance option will entitle the participant to purchase one Class B share at a price corresponding to 120 per cent of the share price at grant. Dividends paid on the underlying share will increase the number of shares that each retention right and performance right entitles to in order to treat the shareholders and the participants equally.

Performance conditions
The retention rights, the performance rights and the options are divided into Series A (retention rights) and Series B and C (performance rights and options). The number of MTG shares the participant will receive at vesting of retention rights and performance rights and exercise of vested options depends on which category the participant belongs to and on the fulfilment of the following defined retention and performance based conditions:

Series A	MTG’s total shareholder return on the share (TSR) during the Measurement Period exceeding 0 per cent as entry level.

Series B	MTG’s average normalised return of capital employed (ROCE) during the Measurement Period being at least 28 per cent as entry level and at least 40 per cent as the stretch target.

Series C
MTG’s total shareholder return on the shares (TSR) during the Measurement Period being equal to the average TSR for a peer group including CME, ITV, M6, Mediaset, ProSieben, RTL Group, Sky, TF1 and TVN as entry level, and exceeding the average TSR for the peer group with 10 percentage points as the stretch target. When calculating the TSR, March 2012 shall be compared to March 2015. Furthermore, the companies in the peer group which have the highest and the lowest TSR, shall be excluded from the calculation.

The determined levels of the conditions include an entry level and a stretch target with a linear interpolation applied between those levels as regards the number of rights and options that vests. The entry level constitutes the minimum level which must be reached in order to enable vesting of the rights and options in that series. If the entry level is reached, the number of rights and options (as applicable) that vest is proposed to be 100 per cent for Series A and 20 per cent for Series B and C. If the entry level is not reached, all rights and options (as applicable) in that series lapse. If a stretch target is met, all rights and options (as applicable) remain exercisable in that series. The Board of Directors intends to disclose the outcome of the retention and performance based conditions in the Annual Report of 2015.

The Board of Directors shall be entitled to adjust the target levels of the above performance conditions, if it so deems appropriate, should changes occur in the MTG Group or its operating environment that entails that the set target level is no longer relevant to correctly reflect the performance of the MTG Group. Any such adjustments shall only be made in order to fulfill the overall purpose of the Plan.

Retention rights and performance rights
The retention rights and performance rights shall be governed by the following terms and conditions:
•	Granted free of charge after the Annual General Meeting 2012.

•	May not be transferred or pledged.

•	Vests following the release of the interim report for the period January – March 2015.

•	Dividends paid on the underlying share will increase the number of shares that each retention right and performance right entitles to in order to treat the shareholders and the participants equally.

•
Vests provided that the holder has maintained the personal investment and is, with certain exceptions, still employed by the MTG Group during the vesting period ending at the release of the interim report for the period January – March 2015.

Options
The options shall be governed by the following terms and conditions:
•	Granted free of charge after Annual General Meeting 2012.

•	Each option entitles the participant to acquire one Class B share in the Company. The exercise price shall be 120 per cent of the market value on the date of the allocation of the option.

•	May not be transferred or pledged.

•	May be exercised in June 2015 and August 2015.

•	No entitlement to compensation for dividends on the underlying shares under the term of the option.

•
Vests provided that the holder has maintained the personal investment and is still, with certain exceptions, employed by the MTG Group during the vesting period ending at the release of the interim report for the period January – March 2015.

Preparation and administration
The Board of Directors, or a committee established by the Board for these purposes, shall be responsible for preparing the detailed terms and conditions of the Plan, in accordance with the mentioned terms and guidelines. To this end, the Board of Directors shall be entitled to make adjustments to the Plan to meet foreign regulations or market conditions. The Board may also make other adjustments if significant changes in the MTG Group, or its operating environment, would result in a situation where the decided terms and conditions for the personal investment, and the allotment and vesting of retention rights, performance rights and options under the Plan become irrelevant. Any such adjustments should only be made in order to fulfill the overall purpose of the Plan.

Allocation
In total, the Plan is estimated to comprise up to 26,850 shares held by the employees entitling to allotment of up to 267,850 rights and options, whereof 26,850 retention rights, 120,500 performance rights and 120,500 options. The participants are divided into different categories and the Plan will comprise the following number of invested shares and the maximum number of rights and options in accordance with the above mentioned principles and assumptions:

•	the CEO: may acquire up to 2,550 shares within the Plan and will be granted 1 Series A right, 4 rights each of Series B and C, and 4 options each of Series B and C per invested share;

•
category 1A (approximately 5 persons): may acquire up to 800 shares each within the Plan and will be granted 1 Series A right, 4 rights each of Series B and C, and 4 options each of Series B and C per invested share;

•
category 1B (approximately 5 persons): may acquire up to 500 shares each within the Plan and will be granted 1 Series A right, 3,5 rights each of Series B and C, and 3,5 options each of Series B and C per invested share;

•
category 2 (approximately 5 persons): may acquire up to 350 shares each within the Plan and will be granted 1 Series A right, 3 rights each of Series B and C, and 3 options each of Series B and C per invested share;

•
category 3 (approximately 20 persons): may acquire up to 250 shares each within the Plan and will be granted 1 Series A right, 2 rights each of Series B and C, and 2 options each of Series B and C per invested share;

•
category 4 (approximately 15 persons): may acquire up to 150 shares each within the Plan and will be granted 1 Series A right, 2 rights each of Series B and C and 2 options each of Series B and C per invested share; and

•	category 5 (approximately 50 persons): may acquire up to 150 shares each within the Plan and will be granted 1 Series A right per invested share.

Scope and costs of the Plan
The Plan will be accounted for in accordance with IFRS 2 which stipulates that the rights and options should be recorded as a personnel expense in the income statement during the vesting period. Based on the assumptions that the share price is SEK 346,90 (closing share price of the MTG Class B share on 28 March 2012) at the time of allocation, that each participant makes the maximum personal investment, that the annual employee turnover is 10 per cent among the participants of the Plan, an average fulfillment of the retention and performance based conditions of approximately 50 per cent, the total cost, exclusive of social security costs, for the Plan is estimated to approximately SEK 21 million. The cost will be allocated over the years 2012-2015.
Social security costs will also be recorded as a personnel expense in the income statement by current reservations. The social security costs are estimated to be around SEK 7 million with the assumptions above and an average social security tax rate of 23 per cent and an annual share price increase of 10 per cent during the vesting period.

The participant’s maximum profit per right and option in the Plan is SEK 950 (approximately three times the share price at the design of the Plan). If the value of the MTG Class B share (including any dividends paid and other adjustments) at vesting or the profit at exercise of the option exceeds SEK 950, the number of shares each right entitles the employee to receive at vesting or the number of shares received at exercise of the options will be reduced accordingly. The maximum dilution is 0.4 per cent in terms of shares outstanding, 0.2 per cent in terms of votes and 0.09 per cent in terms of the estimated Plan cost as defined in IFRS 2 divided by the Company’s market capitalisation.
Assuming that a maximum gain of SEK 950 per right and option is achieved, all invested shares are held under the Plan and a 100 per cent fulfilment of retention and performance based conditions the maximum cost for the Plan is approximately SEK 38 million in accordance with IFRS 2 and the maximum cost for social charges approximately SEK 59 million.
For information on MTG’s other equity-related incentive programmes, reference is made to the Annual Report for 2011, note 25.

Effect on certain key ratios
The impact on basic earnings per share if the Plan had been introduced in 2011 with the assumptions above would result in a decrease of SEK 0.07 on a yearly pro forma basis.
The annual cost of the Plan including social charges is estimated to be approximately SEK 10 million based on the above assumptions. This cost can be related to the Company’s total personnel costs, including social charges, of SEK 1,627 million in 2011.

Delivery of shares under the Plan
To ensure the delivery of Class B shares under the Plan, the Board of Directors proposes that the Annual General Meeting resolves that maximum 290,000 Class C shares held by the company after reclassification into Class B shares may be transferred to the participants under the Plan.

The rationale for the proposal
The objective of the proposed Plan is to create conditions to recruit and retain high performing employees in the MTG Group. The Plan has been designed based on the view that it is desirable that senior executives and other key employees within the MTG Group are shareholders in the Company. Participation in the Plan requires a personal investment in MTG shares by each participant. By linking the employee’s reward with the development of the Company’s profits and increase in value, employee loyalty is rewarded and long-term value growth of the Company is facilitated. Against this background, the Board of Directors is of the opinion that the adoption of the Plan as set out above will have a positive effect on the MTG Group’s future development and thus be beneficial for both the Company and its shareholders.

Preparation
MTG’s Remuneration Committee has prepared this Plan in consultation with external advisors and major shareholders. The Plan has been reviewed at meetings of the Board of Directors during the end of 2011 and the first months of 2012.